UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 17, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $4,145,000 Contingent Buffer Enhanced Notes due April 24, 2014 Linked to the Performance of Brent Crude (futures contract)

•                  $12,668,000 Contingent Buffer Enhanced Notes due May 1, 2014 Linked to the mPerformance of Palladium

•                  $7,431,000 Capped Market Plus Notes due April 30, 2014 Linked to the S&P 500® Index

•                  $12,123,300 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities linked to the lesser performing of the shares of the iShares® Russell 2000 Index Fund and the shares of the iShares® MSCI EAFE Index Fund due on or about April 18, 2018

•                  $615,000 Phoenix Autocallable Notes due April 30, 2014 Linked to the Common Stock of eBay Inc.

•                  US$14,302,000 Step-Up Callable Fixed Rate Notes due April 17, 2025

•                  $2,455,000 Phoenix Autocallable Notes due April 30, 2014 Linked to the Common Stock of Bank of America Corporation

•                  $9,096,000 Capped Return Enhanced Notes due April 30, 2014 Linked to the MSCI All Country Asia ex Japan Index

•                  $685,000 Notes due April 30, 2014 Linked to the TOPIX® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 17, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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